SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of the Securities Exchange Act of 1934

For the day of:  January 13, 2005

Commission File Number 000-50634

TAN RANGE EXPLORATION CORP.

(Registrant's name)

93 Benton Hill Road

Sharon, CT  06069

 (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F    ✓

Form 40-F    ___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):__

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):__

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes   ___

No    ✓

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

Attached hereto as Exhibits 1 and 2 and incorporated by reference herein are the Registrant's News Releases dated January 13, 2005.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Tan Range Exploration Corporation

(Registrant)

“James Sinclair”

Date:   January 13, 2005

James E. Sinclair, Chief Executive Officer

Exhibit 1

Corporate Office:

Form 20-F, File No. 0-50634

93 Benton Hill Road

Trade Symbol TSX:  TNX

Sharon, CT  06069

Vancouver Office:

Tel: (860) 364-1830

Suite 1400 – 355 Burrard Street

Fax: (860)  364-0673

Vancouver, B.C.  V6C 2G8

Toll Free: 1-800-811-3855

Tel: (604) 669-5598

Fax: (604) 669-8915

Email: investors@tanrange.com

            Website:  www.tanrange.com

News Release -  January 13, 2005

Tan Range Chairman and CEO Agrees to new

Private Placement Subscription Agreement

The Company reports that, following the completion of the recently announced 23rd tranche of the current Private Placement Subscription Agreement dated March 5, 2003 (the “Current Agreement”), James E. Sinclair, Chairman and CEO of the Company, will have subscribed thereunder for common shares aggregating C$2,825,000.  In addition, in February 2004, Mr. Sinclair concluded a further C$1,000,000 private placement, bringing the aggregate total to $3,825,000, to fund exploration work on the Company’s gold properties in the Lake Victoria Greenstone Belt of Tanzania.

Mr. Sinclair has now confirmed his intention to enter into a new Private Placement Subscription Agreement with the Company (the “New Agreement”) whereunder he will subscribe for a placement of common shares of the Company for an aggregate C$3,000,000.  Under the New Agreement, Mr. Sinclair has agreed to subscribe to eight (8) quarterly tranches of C$375,000 each, commencing February 1, 2005.

The pricing of each quarterly tranche will be based on the weighted average trading price of the Company's common shares for the last five consecutive trading days of each quarterly period.  Consistent with the Current Agreement, no warrants, options or other rights are to be issued or granted and the placement common shares will be subject to certain mandated hold periods and resale restrictions and the certificates representing such shares will be legended accordingly.

Each of these quarterly tranches will be subject to regulatory approval.

On Behalf of the Board of Directors

“James E. Sinclair”

Chairman and Chief Executive Officer

For further information, please contact Investor Relations at 1-800-811-3855

Visit the Tan Range website:  www.tanrange.com

The Toronto Stock Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release

Cautionary Note to U.S. Investors -  The United States Securities and Exchange Commission permits U.S.  mining companies, in their filings with the SEC, to disclose only those mineral deposits that a company can economically and legally extract or produce.  We use certain terms on this news release, such as “measured”, “indicated”, and “inferred” “resources” that the SEC guidelines strictly prohibit U.S. registered companies from including in their filings with the SEC.  U.S. Investors are urged to consider closely the disclosure in our Form 20-F, File No. 0-50634, which may be secured from us, or from the SEC’s website at http://www.sec.gov/edgar.shtml.

Exhibit 2

Corporate Office:

Form 20-F, File No. 0-50634

93 Benton Hill Road

Trade Symbol TSX:  TNX

Sharon, CT  06069

Vancouver Office:

Tel: (860) 364-1830

Suite 1400 – 355 Burrard Street

Fax: (860)  364-0673

Vancouver, B.C.  V6C 2G8

Toll Free: 1-800-811-3855

Tel: (604) 669-5598

Fax: (604) 669-8915

Email: investors@tanrange.com

            Website:  www.tanrange.com

News Release -  January 13, 2005

Tan Range Announces Sample Results from Kibara Project in Tanzania

The Company is pleased to announce preliminary sampling results from the Nyakona Hill area on its Kibara project in the Lake Victoria goldfields of northwest Tanzania.

Following up on gold anomalies previously recognized by regional BLEG sampling and on high copper and gold values from one grab sample in March and June of 2004, field crews collected 12 grab samples, mostly as float, which were submitted for analysis. Many of these samples were noted in the field to have high copper concentrations.

In addition, a 100m x 100m grid was established over the initial copper-gold anomaly and soil samples were collected for multi-element analysis. Assessment of this multi-element data is still in progress but maximum values of 0.198 ppm and 2760 ppm were observed for gold and copper respectively.

The grab sampling yielded the following assay results:

Sample No	Gold (grams per tonne)	Copper (%)
J-6733	3.33	18.15
J-6734	2.20	<1%
J-6735	1.45	1.25
J-6736	0.73	<1%
J-6737	2.80	17.15
J-6738	1.25	<1%
J-6739	0.03	<1%
J-6740	3.44	6.61%
J-6741	3.27	5.70%
J-6742	0.15	<1%
J-6743	0.02	<1%
J-6744	0.09	<1%

According to the Company's President, John Deane, "the occurrence on Nyakona hill would appear to be structurally-hosted rather than stratigraphic," while observing that a copper-gold association occurs at Barrick's Bulyanhulu mine and Chocolate Reef deposit.

Jim Sinclair, the Company's Chairman and CEO, described the results as "highly encouraging" while noting that follow-up work will include a biogeochemistry survey and drilling.

"This is one of many high potential targets that we intend to aggressively evaluate immediately after our new drill rig arrives in early 2005," he said.

Qualified Person

The Company’s Qualified Person is Mr. Peter Chadwick, M.Sc. University of Cape Town (1993), a registered scientist with SACNASP (Reg. No. 400082/93) and a Fellow of the Society of Economic Geologists.  A geologist with 21 years post graduate experience, which includes 5 years in technical support at the University of Cape Town, 3 years in base metal exploration in northern Namibia, 9 years in mining and exploration in the Archaean terranes of Zimbabwe, and 4 years as an Independent Consultant in East and Southern Africa.  Mr. Chadwick has reviewed this press release, and all analytical results.

Analysis

All rock samples were analyzed by fire assay with an ICP-MS finish, with ore grade values undergoing fire assay with an AA finish.  Soils were analyzed for gold by fire assay with an ICP-MS finish, and up to 34 elements using AR and ICP-AES.  All analyses were undertaken by ALS Chemex in Brisbane, Australia.

On Behalf of the Board of Directors

“James E. Sinclair”

Chairman and Chief Executive Officer

For further information, please contact Investor Relations at 1-800-811-3855

Visit the Tan Range website:  www.tanrange.com

The Toronto Stock Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release

Cautionary Note to U.S. Investors -  The United States Securities and Exchange Commission permits U.S.  mining companies, in their filings with the SEC, to disclose only those mineral deposits that a company can economically and legally extract or produce.  We use certain terms on this news release, such as “measured”, “indicated”, and “inferred” “resources” that the SEC guidelines strictly prohibit U.S. registered companies from including in their filings with the SEC.  U.S. Investors are urged to consider closely the disclosure in our Form 20-F, File No. 0-50634, which may be secured from us, or from the SEC’s website at http://www.sec.gov/edgar.shtml.